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                                                                    EXHIBIT 6.9

This agreement between DCH Technology, Inc. (hereinafter known as "DCH") with its offices located at Valencia, California, USA and Horiba, Ltd. (hereinafter known as "Horiba, Ltd.") with its office located in Kyoto, Japan, is entered into this 18th day of January 1999.

It is agreed as follows-

1 . Scope. Horiba, Ltd. shall serve as the exclusive representative and agent of DCH in Japan and other Asian countries as may be identified at a later date by agreement of both parties. Horiba, Ltd. agrees to actively market and sell products supplied and/or manufactured by DCH in the territories covered as agreed.

2. Term. Horiba shall serve as the exclusive agent for DCH for a period of one year following the date noted above. During that time, Horiba agrees to sell DCH equipment utilizing fifty (50) sensors. Should Horiba meet its goal of selling the indicated number of sensors, this contract will automatically be extended for a period of five years from the date noted above. Should Horiba be unsuccessful in selling sell DCH equipment utilizing fifty (50) sensors in the one year period, DCH and Horiba agree to negotiate in good faith to determine the best course of action to follow. For the purposes of this agreement, a "sale" is described as an order from Horiba to DCH Technology that (1) has been received by DCH, (2) are for product that has been, or will be, delivered by DCH to Horiba and (3) has been or will be paid by Horiba within 30 days of receipt of the products ordered. Orders that are subsequently cancelled by Horiba will not be considered "sales" for the purposes of this agreement.

In addition to the above, DCH agrees to sell its standard products (such as the Hand Held Unit) to Horiba for resale at a special discount of 33% off the DCH list price.
For example, if the DCH list price is $3,500.00, DCH will sell the product to Horiba for $2,345.00.
DCH will also provide favorable OEM pricing to Horiba for "integration kits" which consist of DCH hardware.

It should be noted that both parties are desirous of succeeding in this market place and both parties view this as a potentially significant opportunity. Therefore, both parties agree that each will take whatever reasonable action might be necessary to attain success.

3. Non-compete and Confidentiality. Both parties agree not to compete directly or indirectly with one another in the sensor market in the territories noted above. Both parties (DCH and Horiba, Ltd.) agree to exchange proprietary information (and label this as "Proprietary" or "Confidential") as necessary and not to disseminate this information without the prior, written consent of the other party. Both parties agree to protect each others' confidential information with the same care they use to protect their own.
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4. Support. DCH agrees to provide all necessary support including, but not limited to, brochures, data sheets, training, service and warranty administration and hereby authorizes Horiba, Ltd. to provide such data and services locally.

Agreed to the first date written above.

/s/ KOZO ISHIDA        /s/ DAVID A. WALKER

Horiba, Ltd.           DCH Technology, Inc.
Dr. Kozo Ishida        David Walker